UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

EBR Systems, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons BCP3 Pty Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,287,203 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,287,203 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,287,203 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.7% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 7,243,522 shares of common stock, underlying the same amount of CHESS Depositary Interests (“CDIs”) held by MRCF3 Service (H) Pty Ltd as trustee for MRCF 3 (H) Trust (“MRCF3(H)”); (ii) 7,243,522 CDIs held by MRCF3 Service (AS) Pty Ltd as trustee for MRCF 3 (AS) Trust (“MRCF3 (AS)”); and (iii) 2,415,200 CDIs held by MRCF3 Service (HP) Pty Ltd as trustee for MRCF 3 (HP) Trust (“MRCF3 (HP)”); (iv) 2,415,200 CDIs held by MRCF3 Service (SW) Pty Ltd as trustee for MRCF 3 (SW) Trust (“MRCF3 (SW)”); (v) 1,557,250 CDIs held by MRCF3 Service (CSL) Pty Ltd as trustee for MRCF 3 (CSL) Trust (“MRCF3 (CSL)”); (vi) 48,432 CDIs held by MRCF Pty Ltd as trustee for MRCF Trust (“MRCF”); and (vii) 364,077 shares of common stock issuable upon the exercise of stock options held by MRCF BTF Service (BCPIT) Pty Ltd as trustee for the MRCF BTF (BCP Investment) Trust (“MRCF BTF (BCPIT”) that are exercisable within 60 days of September 30, 2024. The Reporting Person is the investment adviser for each of MRCF (H), MRCF3 (AS), MRCF3 (HP), MRCF3 (SW), MRCF3 (CSL), MRCF and MRCF BTF (BCPIT) and has sole voting and investment power with respect to these securities.

(2)

This percentage is calculated based upon the sum of (i) 370,776,200 shares of common stock outstanding as of November 12, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2024 and (ii) 364,077 shares of common stock issuable upon exercise of stock options.

Item 1.

	(a)	Name of Issuer EBR Systems, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 480 Oakmead Parkway Sunnyvale, CA 94085

Item 2.

	(a)	Name of Person Filing BCP3 Pty Ltd

	(b)	Address of Principal Business Office or, if none, Residence Level 9, 31 Queen Street Melbourne, Australia VIC 3000

	(c)	Citizenship Australia

	(d)	Title of Class of Securities Common Stock, $0.0001 par value (“Common Stock”)

	(e)	CUSIP Number N/A

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of September 30, 2024.

	(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person

	(b)	Percent of class: See Row 11 of cover page for each Reporting Person

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2024

BCP3 Pty Ltd

By:	/s/ Stephen Thompson
Name: Stephen Thompson
Title: Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).